Exhibit 23.2

Board of Directors and Shareholders of

Reitar Capital Partners Limited

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated March 9, 2023 in the Draft Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333- ) with respect to the consolidated balance sheets of Reitar Capital Partners Limited and its subsidiaries (collectively the “Company”) as of March 31, 2021 and 2022, and the related consolidated statements of loss and comprehensive loss, equity, and cash flows for each of the years in the two-year period ended March 31, 2022, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Draft Registration Statement.

San Mateo, California	WWC, P.C.
March 28, 2024	Certified Public Accountants
PCAOB ID No. 1171